                               FORM 18-K/A
           For Foreign Governments and Political Subdivisions Thereof
           __________________________________________________________

                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549
                             ______________________

                               AMENDMENT NO. 7 TO
                                  ANNUAL REPORT
                                       of
                               PROVINCE OF ONTARIO
                                    (Canada)
                              (Name of Registrant)
                              ____________________

                Date of end of last fiscal year: March 31, 2008

                             SECURITIES REGISTERED*
                      (As of the close of the fiscal year)

Title of Issue           Amounts as to which                 Names of exchanges
                         registration is effective           on which registered
________________________________________________________________________________
N/A                      N/A                                 N/A
________________________________________________________________________________

          Name and address of persons authorized to receive notices and communications from the Securities and Exchange Commission:

                             Vera Nicholas-Gervais
                             Head of the Provincial
                  Territorial and Parliamentary Affairs Section
                                Canadian Embassy
                          501 Pennsylvania Avenue N.W.
                             Washington, D.C. 20001

                                   __________

                                   Copies to:
                             Christopher J. Cummings
                             Shearman & Sterling LLP
                       Commerce Court West, 199 Bay Street
                            Suite 4405, P.O. Box 247
                        Toronto, Ontario, Canada M5L IE8

* The Registrant is filing this annual report on a voluntary basis.

                               PROVINCE OF ONTARIO

     The undersigned registrant hereby amends its Annual Report on Form 18-K for the fiscal year ended March 31, 2008 (the "Annual Report") as follows:

     The following additional exhibit is added to the Annual Report:

     Exhibit (k)    2009-10 First Quarter Ontario Finances

                                SIGNATURE

     Pursuant to the requirements of the Securities Exchange Act of 1934,the registrant has duly caused this amendment to the annual report to be signed on its behalf by the undersigned, thereunto duly authorized, at Toronto, Ontario.

                                       PROVINCE OF ONTARIO
                                       (Name of registrant)

July 28, 2009                          By:  /s/ Irene Stich
                                       _____________________________________________
                                       Name:    Irene Stich
                                       Title:   Director, Capital Markets Operations
                                                Capital Markets Division
                                                Ontario Financing Authority

                              Exhibit Index

Exhibit (k):     2009-10 First Quarter Ontario Finances

                                         EXHIBIT (k)

                                         2009-10 First Quarter Ontario Finances

ONTARIO FINANCES                                                                                            [Ontario logo]
2009-10 FIRST QUARTER                         QUARTERLY UPDATE - JUNE 30, 2009                         MINISTRY OF FINANCE
__________________________________________________________________________________________________________________________

__________________________________________________________________________________________________________________________

FISCAL SUMMARY                                                                               2009-10
                                                                          ________________________________________________
($ Millions)                                                   Interim            Budget          Current          In-Year
                                                               2008-09             Plan           Outlook           Change
__________________________________________________________________________________________________________________________
Revenue                                                         93,427            95,980           93,230           (2,750)
Expense
   Programs                                                     88,463            99,579          101,124            1,545
   Interest on Debt                                              8,854             9,301            9,406              105
                                                       ___________________________________________________________________
Total Expense                                                   97,317           108,880          110,530            1,650
Reserve                                                              -             1,200            1,200                -
                                                       ___________________________________________________________________
SURPLUS / (DEFICIT)                                             (3,890)          (14,100)         (18,500)          (4,400)
__________________________________________________________________________________________________________________________

2009-10 FISCAL OUTLOOK

[Bar chart: Changes to the 2009-10 Deficit]

In the 2009 Ontario Budget, the government projected a $14.1 billion deficit for
2009-10. Since then, a weaker-than-expected economy and further steps to support the automotive  industry have increased the deficit  projection to $18.5 billion in 2009-10.

This $4.4  billion  increase to the deficit for 2009-10 is  primarily  due to an approximately $2.8 billion  deterioration in the Province's revenue outlook as a result of a weaker  economy,  combined with an increase in total expense of $1.5 billion to support the automotive  sector and $0.1 billion in higher interest on debt expense.

Given  that  the  auto  industry  in  North  America  is  highly  integrated,  a collaborative  effort to sustain  the auto  industry by the  governments  of the
U.S.,  Canada and Ontario was necessary to ensure the long-term  viability of an important  part of Ontario's  diversified  economy.  The 2009 Ontario Budget set aside $2.5 billion of the  contingency  funds in  recognition  of the challenges facing the auto sector. This put Ontario in a position to partially mitigate the estimated $4.0 billion fiscal impact of the auto sector support.

While economic challenges persist, the government will continue to be prudent in its management of the  Province's  finances - the full reserve and the remaining contingency  funds are still  available to protect  against  additional  adverse changes in the 2009-10  fiscal  outlook.  The  government  remains  committed to meeting its fiscal  targets by finding  efficiencies  and by  ensuring  that the average annual program expense growth is lower than growth in revenue.

Final  results for 2008-09 will be presented in the Public  Accounts  later this summer.  Further details on the Province's  fiscal and economic  outlook will be provided in the 2009 Ontario Economic Outlook and Fiscal Review later this fall.

_______________________________________________________________________________________________________
For further information contact                                   Ce rapport est disponible en français
Communications and Corporate Affairs Branch                       Pour plus de renseignements contactez
(416) 325-0333                                                      Direction des communications et des
Frost Building North, Queen's Park                              affaires ministérielles, (416) 325-0333
Toronto M7A 1Z1                                       Edifice Frost Nord, Queen's Park, Toronto M7A 1Z1
This document is available on the Internet at:                      © Queen's Printer for Ontario, 2009
http://www.fin.gov.on.ca/english/budget/finances/2009

ONTARIO FINANCES                                             RECENT DEVELOPMENTS
________________________________________________________________________________

RESTRUCTURING THE AUTOMOTIVE INDUSTRY THROUGH SHARED RESPONSIBILITY
The global economic  crisis required the Ontario  government to join the federal and the U.S.  governments  to  support  North  America's  integrated  automotive industry as 2008 sales collapsed to 25-year lows.  Similar support has also been provided by foreign governments with significant automotive manufacturing bases,
e.g., Sweden, Germany, Italy and France.

The Ontario  government  is investing in General  Motors and Chrysler to achieve long-term  viability  and  competitiveness,  while also  supporting  workers and communities through investments in manufacturing,  research and development, and capital expenditure.

As a result of Ontario's support to General Motors and Chrysler, Ontario is in a position to help  reinvent  the  automotive  industry  and to continue  pressing forward on the government's  commitment for a greener Ontario. An innovative and competitive  auto  industry in Ontario will lead to the  creation of  high-value jobs in a new global marketplace for green auto-parts manufacturing.

Ontario's  total  support  will be about  $4.8  billion  to  General  Motors and
Chrysler.  These loans and investments  will be accounted for in accordance with generally accepted accounting principles for governments in Canada. This will be done when the 2009-10 financial statements are prepared in the summer of 2010.

To be prudent,  the  government is estimating a fiscal impact of $4.0 billion in
2009-10 to account for these adjustments and is partially offsetting this impact with $2.5 billion from the  Operating  Contingency  Fund.  As a result,  the net impact of the auto sector support on the Province's deficit is $1.5 billion.

ONTARIO FINANCES                                      DETAILS OF IN-YEAR CHANGES
________________________________________________________________________________

FISCAL PERFORMANCE

REVENUE AT $93.2 BILLION

The 2009-10 revenue outlook,  at $93,230  million,  is $2,750 million or 2.9 per cent below the 2009 Budget forecast. This deterioration reflects new information on 2008 tax processing and economic performance in 2009, as the sharp decline in the global economy  continues to affect Ontario.  Changes to the revenue outlook in the first quarter include:

•    A decrease of $1,060 million in Personal Income Tax revenue reflecting new information from processing of 2008 personal income tax returns, and declining employment during 2009.

•    Retail  Sales Tax  revenue  decline of $310  million  reflecting  weak retail sales to date in 2009.

•    A decrease in revenue for the Employer  Health Tax and Ontario  Health
     Premium of $50  million  and $35  million  respectively,  due to  declining employment to date in 2009.

•    A  Corporations  Tax revenue  decrease of $1,295  million based on the sharp decline in profits of 25.9 per cent during the first calendar quarter of 2009 and a lower 2008-09 tax base.  The decrease also reflects  recently announced enhancements to the Ontario Production Services Tax credit.

TOTAL EXPENSE AT $110.5 BILLION

The 2009-10 total expense outlook, at $110,530 million, is $1,650 million higher than forecast in the 2009 Budget,  mainly due to the estimated net fiscal impact of the provincial share of support to the automotive  industry,  and an increase of $105 million in interest on debt expense.  Ministry  program  expense changes this quarter include:

•    Ministry of Agriculture,  Food and Rural Affairs: An increase of $14.7 million as a result of a transfer  from  federal-provincial  infrastructure funding  under the  Ministry of Energy and  Infrastructure,  to support the
     Province's contribution towards the Huron Elgin London Clean Water Project.

•    Ministry of Energy and Infrastructure: A decrease of $247.9 million as a result of transfers from federal-provincial infrastructure funding to the
     Ministry of Municipal  Affairs and Housing and the Ministry of Agriculture,
     Food and Rural Affairs.

•    Ministry of Finance - One-Time Automotive Sector Support: An estimated fiscal  impact of $4,000.0  million,  to support the  automotive  industry, partially offset by $2,455.0 million from the Operating Contingency Fund.

•    Ministry of Health  Promotion:  An increase of $3.0 million to support
     Ontario's  bid for the 2015 Pan and Parapan  American  Games,  fully offset from the Operating Contingency Fund.

•    Ministry  of  Municipal  Affairs  and  Housing:  An increase of $233.1 million due to a transfer  from the Ministry of Energy and  Infrastructure, to support new  affordable  housing  programs  for  low-income  seniors and persons  with  disabilities,  and to extend the  Canada-Ontario  Affordable
     Housing Program.

ONTARIO FINANCES                                      DETAILS OF IN-YEAR CHANGES
________________________________________________________________________________

FISCAL PERFORMANCE

TOTAL EXPENSE CONTINUED

•    Operating  Contingency Fund: A decrease of $2,458.0 million, to offset support  to the  automotive  industry  and for  the  2015  Pan and  Parapan
     American  Games bid.

Interest on debt expense for the year is forecast to increase by $105.0  million due to the impact of the $4.4 billion increase in the 2009-10 projected deficit.

RESERVE AT $1.2 BILLION

The current fiscal outlook  maintains the $1.2 billion  reserve  included in the
2009 Budget to help protect the fiscal plan against  further  adverse changes in the Province's  revenue and expense,  including  those resulting from changes in
Ontario's economic performance.

ONTARIO FINANCES                                                                                          FISCAL PERFORMANCE
____________________________________________________________________________________________________________________________

___________________________________________________________________________________________________________________________
STATEMENT OF FINANCIAL TRANSACTIONS                                                                                 Current
                                                                                                      Interim       Outlook
($ Millions)                                                2005-06      2006-07       2007-08        2008-09       2009-10
____________________________________________________________________________________________________________________________
Revenue                                                      84,225        90,397        97,122        93,427        93,230
Expense
    Programs                                                 74,908        79,297        87,608        88,463       101,124
    Interest on Debt                                          9,019         8,831         8,914         8,854         9,406
                                                      _____________________________________________________________________
Total Expense                                                83,927        88,128        96,522        97,317       110,530
Reserve                                                           -             -             -             -         1,200
                                                      _____________________________________________________________________
Surplus / (Deficit)                                             298         2,269           600        (3,890)      (18,500)
____________________________________________________________________________________________________________________________
Net Debt(1),(2)                                             141,928       141,100       142,418       149,357       174,230
Accumulated Deficit(3)                                      109,155       106,776       105,617       109,507       128,007
____________________________________________________________________________________________________________________________

(1)  Net Debt is calculated as the difference between  liabilities and financial assets.  The annual change in Net Debt is equal to the  surplus/deficit  of the Province plus the change in tangible capital assets,  the change in net assets of hospitals,  school boards and colleges  and,  effective  April 1,
     2007, the change in the fair value of the Ontario Nuclear Funds.
(2)  Net Debt is  restated  in 2005-06 to  reflect  the value of hydro  corridor lands transferred to the Province from Hydro One Inc.
(3)  Accumulated Deficit is calculated as the difference between liabilities and
     total  assets,   including  tangible  capital  assets  and  net  assets  of hospitals, school boards and colleges. The annual change in the Accumulated
     Deficit is equal to the surplus/deficit  plus, effective April 1, 2007, the change in the fair value of the Ontario Nuclear Funds.  Accumulated Deficit may also be adjusted from time to time for  accounting  changes,  e.g., the consolidation  of the Broader  Public  Sector  entities in fiscal  2005-06.
____________________________________________________________________________________________________________________________

____________________________________________________________________________________________________________________________

SELECTED ECONOMIC AND FISCAL STATISTICS
____________________________________________________________________________________________________________________________
                                                                                                                    Current
                                                                                                        Interim     Outlook
                                                                   2005-06     2006-07      2007-08     2008-09     2009-10
____________________________________________________________________________________________________________________________
Gross Domestic Product (GDP) at Market Prices                      537,232     559,293      584,664     587,796     573,689
($ Millions)
Ontario Population (000s) - July 1                                  12,528      12,665       12,794      12,929      13,051
Personal Income ($ Millions)                                       419,325     442,166      464,217     482,008     484,900
Personal Income per Capita (dollars)                                33,471      34,912       36,284      37,281      37,155
____________________________________________________________________________________________________________________________
Ontario Revenue as a per cent of GDP                                  15.7        16.2         16.6        15.9        16.3
Ontario Total Expense as a per cent of GDP                            15.6        15.8         16.5        16.6        19.3
Ontario Total Program Expense as a per cent of GDP                    13.9        14.2         15.0        15.0        17.6
Ontario Interest on Debt as a per cent of Total Expense               10.7        10.0          9.2         9.1         8.5
Ontario Interest on Debt as a per cent of GDP                          1.7         1.6          1.5         1.5         1.6
Ontario Surplus / (Deficit) as a per cent of GDP                       0.1         0.4          0.1        (0.7)       (3.2)
Net Debt as a per cent of GDP                                         26.4        25.2         24.4        25.4        30.4
Accumulated Deficit as a per cent of GDP                              20.3        19.1         18.1        18.6        22.3
____________________________________________________________________________________________________________________________
Sources: Ontario Ministry of Finance and Statistics Canada.
____________________________________________________________________________________________________________________________

ONTARIO FINANCES                                        ONTARIO ECONOMIC OUTLOOK
________________________________________________________________________________

[Bar chart: Ontario Economic Outlook for 2009]

Ontario's  economy  is facing a  challenging  environment  including  the global economic  downturn,  a sharp  recession  in the U.S.,  uncertainty  in financial markets  and  restructuring  in the  auto  sector.  The  outlook  for  2009  has deteriorated  since the March Budget,  largely  reflecting  weaker-than-expected
U.S. demand for Ontario's exports. As of July 22, private-sector forecasters, on average,  project Ontario real GDP to decline by 3.3 per cent in 2009, down from a 2.4 per  cent  decrease  at the  time of the  2009  Budget.  The  Ministry  of
Finance's  assumption  for real GDP  growth  in the 2009  Budget (a 2.5 per cent
decline)   was  below  the  average   private-sector   forecast  at  that  time.
Private-sector  forecasters  expect economic growth to resume in the second half of the year  due to a  recovery  in the  U.S.  economy,  government  efforts  to preserve and create jobs, low interest rates, and stable financial markets.

Private-sector  forecasters, on average, expect nominal GDP (measured in current dollars) to decrease by 3.7 per cent in 2009,  down from a 2.3 per cent  decline at the time of the 2009 Ontario Budget.

________________________________________________________________________________

ONTARIO FINANCES                                            ECONOMIC PERFORMANCE
____________________________________________________________________________________________________________________________

ONTARIO REAL GDP

•         In the first  calendar  quarter of 2009,  Ontario  GDP fell by 2.0 per cent, following a 1.5 per cent decline in the last quarter of 2008. In
          2008,  Ontario GDP declined 0.5 per cent,  following a gain of 2.1 per cent in 2007.

LABOUR MARKET

•         In the second calendar quarter of 2009,  employment declined by 61,400 net jobs  following a loss of 115,300 jobs in the first  quarter.  The unemployment  rate  continued to trend  higher,  increasing to 9.6 per cent in June.

RETAIL SALES

•         Ontario  retail sales  increased 1.5 per cent in May to $12.2 billion, the fourth  monthly gain over the past five months.  On a year-to-date basis, sales are down 5.5 per cent compared with the first five months of 2008.

INFLATION

•         The  Ontario  Consumer  Price  Index  (CPI)  inflation  rate  was zero
          (year-to-year)  in June.  Gasoline  prices  were down 24.4 per cent in
          June from a year earlier.  Excluding the impact of energy prices,  the
          CPI  inflation  rate was 1.8 per cent.

•         In 2008, the annual consumer price inflation rate was 2.3 per cent.

HOUSING MARKET

•         Ontario  home  resales  jumped 8.6 per cent  (seasonally  adjusted) to
          17,334 in June,  the fifth  consecutive  increase on a  month-to-month basis.  The average  price of an Ontario  resale home was  $325,364 in
          June,  up 3.3 per cent from a year  earlier.

•         Ontario  housing  starts edged up 2.9 per cent to 45,800 units in June
          (seasonally  adjusted annual rate),  following a 19.0 per cent jump in
          May. Over the first six months of 2009,  urban-area housing starts are down 42.6 per cent, compared to the same period in 2008.

MANUFACTURING SALES AND INTERNATIONAL EXPORTS

•         The value of Ontario  manufacturing  sales fell 7.8 per cent in May to
          $17.2 billion. On a year-to-date  basis,  manufacturing sales are down
          22.5 per cent over the first five months of 2009  compared to the same period in 2008.

•         In May,  the  value of  Ontario  international  exports  (on a customs basis)  fell 8.8 per cent from  April to $9.2  billion  while  imports dropped  7.9 per cent to $15.9  billion  (seasonally  adjusted  by the
          Ontario  Ministry  of  Finance).  Over the first five  months of 2009,
          Ontario international exports are down 24.7 per cent while imports are down 13.1 per cent compared to the same period in 2008.

ONTARIO FINANCES                                                                             ECONOMIC TRENDS AND PERFORMANCE
____________________________________________________________________________________________________________________________

____________________________________________________________________________________________________________________________

                                                  KEY ECONOMIC INDICATORS
                            (Per cent change from previous period, unless indicated otherwise)
____________________________________________________________________________________________________________________________
                                                                                              Quarterly
                                                          Annual    Annual _________________________________________________
                                                           2007      2008     08:1      08:2      08:3     08:4      09:1
                                                        ____________________________________________________________________
Output (Seasonally Adjusted)
    Real GDP                                 Ontario       2.1      (0.5)     (0.5)      0.1      (0.1)    (1.5)     (2.0)
    Nominal GDP                              Ontario       4.5       0.5      (0.1)      0.0      (0.3)    (2.4)     (2.0)
____________________________________________________________________________________________________________________________

                                                                                            Monthly 2009
                                                         Annual    Annual  _________________________________________________
                                                          2007      2008      Feb      Mar       Apr       May      Jun
                                                       _____________________________________________________________________
Other Indicators (Seasonally Adjusted)
Labour Markets
    Labour Force (Change in 000s)                         116.2    111.0     21.3     (17.2)    (2.1)    (10.2)     16.1
    Employment (Change in 000s)                           101.1     93.5    (35.3)    (10.8)    (3.0)    (59.7)      1.2
    Unemployment Rate (%)                                   6.4      6.5      8.7       8.7      8.7       9.4       9.6
Household Sector
    Retail Sales                                            3.9      3.5      0.9       0.9     (1.2)      1.5       N/A
    Housing Starts (000s)(1)                               68.1     75.1     47.1      62.6     37.4      44.5      45.8
    MLS Home Resales(2)                                     9.5    (15.2)   (29.2)     (9.1)    (9.2)     (3.7)     15.7
Manufacturing Sales                                        (1.5)    (4.6)     6.6      (1.9)    (0.7)     (7.8)      N/A
    Transportation Equipment                               (3.4)   (20.8)    38.1      (1.0)     8.4     (22.6)      N/A
Consumer Price Index(2)                                     1.8      2.3      1.5       1.8      0.6       0.4       0.0
____________________________________________________________________________________________________________________________
(1) Monthly housing starts are expressed at a seasonally adjusted annual rate.
(2) Per cent change from a year earlier.
N/A = Data not available.
Sources: Statistics Canada, Ontario Ministry of Finance, Canada Mortgage and Housing Corporation and Canadian Real Estate
         Association.
____________________________________________________________________________________________________________________________

                                                           ONTARIO FINANCES
                                                           FINANCIAL TABLES

REVENUE
____________________________________________________________________________________________________________________________

____________________________________________________________________________________________________________________________
($ Millions)                                                                                      2009-10
                                                                                ____________________________________________
                                                                      Interim           Budget       Current         In-Year
                                                                      2008-09             Plan       Outlook          Change
____________________________________________________________________________________________________________________________
Taxation Revenue
Personal Income Tax                                                       25,574        25,170        24,110         (1,060)
Retail Sales Tax                                                          17,453        17,600        17,290           (310)
Corporations Tax                                                           8,603         8,518         7,223         (1,295)
Employer Health Tax                                                        4,664         4,687         4,637            (50)
Ontario Health Premium                                                     2,799         2,829         2,794            (35)
Gasoline Tax                                                               2,353         2,367         2,367              -
Land Transfer Tax                                                          1,051           895           895              -
Tobacco Tax                                                                1,041           995           995              -
Fuel Tax                                                                     716           732           732              -
Electricity Payments-In-Lieu of Taxes                                        816           685           685              -
Other Taxes                                                                  373           378           378              -
                                                                  _________________________________________________________
                                                                          65,443        64,856        62,106         (2,750)
____________________________________________________________________________________________________________________________
Government of Canada
Canada Health Transfer (CHT)                                               8,881         9,722         9,722              -
Canada Social Transfer (CST)                                               4,081         4,213         4,213              -
Equalization                                                                   -           347           347              -
Infrastructure Programs                                                      168         1,746         1,746              -
Labour Market Programs                                                       863         1,193         1,193              -
Social Housing                                                               514           509           509              -
Wait Times Reduction Fund                                                    235            97            97              -
Other Federal Payments                                                     1,823         1,419         1,419              -
                                                                   _________________________________________________________
                                                                          16,565        19,246        19,246              -
____________________________________________________________________________________________________________________________
Income from Investment in Government Business Enterprises
Ontario Lottery and Gaming Corporation                                     1,895         1,966         1,966              -
Liquor Control Board of Ontario                                            1,410         1,326         1,326              -
Ontario Power Generation Inc. and Hydro One Inc.                             615           983           983              -
Other Government Enterprises                                                 (11)           (8)           (8)             -
                                                                   _________________________________________________________
                                                                           3,909         4,267         4,267              -
____________________________________________________________________________________________________________________________
Other Non-Tax Revenue
Reimbursements                                                             1,365         1,297         1,297              -
Vehicle and Driver Registration Fees                                       1,044         1,065         1,065              -
Electricity Debt Retirement Charge                                           968           955           955              -
Power Sales                                                                  936           964           964              -
Sales and Rentals                                                            609           619           619              -
Other Fees and Licences                                                      656           815           815              -
Liquor Licence Revenue                                                       458           457           457              -
Net Reduction of Power Purchase Contract Liability                           373           348           348              -
Royalties                                                                    197           211           211              -
Miscellaneous Other Non-Tax Revenue                                          904           880           880              -
                                                                  _________________________________________________________
                                                                           7,510         7,611         7,611              -
____________________________________________________________________________________________________________________________
TOTAL REVENUE                                                             93,427        95,980        93,230         (2,750)
____________________________________________________________________________________________________________________________

TOTAL EXPENSE
____________________________________________________________________________________________________________________________

____________________________________________________________________________________________________________________________
($ Millions)                                                                                      2009-10
                                                                                    ________________________________________
                                                                          Interim        Budget       Current       In-Year
                                                                          2008-09         Plan        Outlook        Change
____________________________________________________________________________________________________________________________
Ministry Expense
Aboriginal Affairs                                                            55.1          71.1          71.1            -
Agriculture, Food and Rural Affairs(1)                                       899.9       1,116.1       1,116.1            -
Attorney General                                                           1,681.3       1,650.8       1,650.8            -
Board of Internal Economy                                                    198.3         173.3         173.3            -
Children and Youth Services                                                4,102.3       4,406.5       4,406.5            -
Citizenship and Immigration                                                   88.5         106.7         106.7            -
Community and Social Services                                              8,003.1       8,327.3       8,327.3            -
Community Safety and Correctional Services                                 2,146.6       2,260.0       2,260.0            -
Culture                                                                      363.9         476.7         476.7            -
Economic Development(2)                                                      195.6         326.8         326.8            -
Education(1)                                                                 445.5         492.9         492.9            -
   School Boards' Net Expense                                             12,839.9      13,693.5      13,693.5            -
Energy and Infrastructure(1)                                                 343.1         764.7         764.7            -
Environment(1)                                                               365.6         367.2         367.2            -
Executive Offices                                                             35.6          35.9          35.9            -
Finance(1)                                                                   571.4         669.6         669.6            -
Francophone Affairs, Office of                                                 5.5           5.1           5.1            -
Government Services(1)                                                     1,093.1       1,313.4       1,313.4            -
Health and Long-Term Care                                                 21,776.0      22,955.4      22,955.4            -
   Hospitals' Net Expense                                                 18,567.4      19,214.4      19,214.4            -
Health Promotion                                                             379.0         395.9         398.9          3.0
International Trade and Investment(2)                                         67.2          72.2          72.2            -
Labour                                                                       167.0         174.1         174.1            -
Municipal Affairs and Housing(1)                                             751.7         703.9         703.9            -
Natural Resources                                                            788.6         788.2         788.2            -
Northern Development and Mines(2)                                            349.9         378.4         378.4            -
Research and Innovation(1)                                                   313.5         482.7         482.7            -
Revenue                                                                      593.1         821.2         821.2            -
Small Business and Consumer Services(2)                                       47.1          48.8          48.8            -
Tourism                                                                      183.4         216.4         216.4            -
Training, Colleges and Universities(1)                                     4,657.6       4,736.7       4,736.7            -
   Colleges' Net Expense(1)                                                1,445.7       1,549.5       1,549.5            -
Transportation                                                             2,032.1       2,112.6       2,112.6            -
Interest on Debt(3)                                                        8,854.0       9,301.0       9,406.0        105.0
Other Expense(1)                                                           2,909.6       9,821.1      11,363.1      1,542.0
Year-End Savings(4)                                                              -      (1,150.0)     (1,150.0)           -
____________________________________________________________________________________________________________________________
TOTAL EXPENSE                                                             97,317.1     108,880.0     110,530.0      1,650.0
____________________________________________________________________________________________________________________________
(1) Details on other ministry expense can be found in the Other Expense table.
(2) Recently announced changes in ministry structure not reflected; future updates will reflect adjusted ministry expense.
(3) Interest on Debt is net of interest capitalized during construction of tangible capital assets of $78 million in 2009-10.
(4) As in past years, the Year-End Savings provision reflects anticipated underspending that has historically arisen at year-end due to factors such as program efficiencies, and changes in project start-ups and implementation plans.
Note: Numbers may not add due to rounding.
____________________________________________________________________________________________________________________________

OTHER EXPENSE
____________________________________________________________________________________________________________________________

____________________________________________________________________________________________________________________________
($ Millions)                                                                              2009-10
                                                                ____________________________________________________________
                                                                             Interim       Budget      Current       In-Year
                                                                             2008-09        Plan       Outlook        Change
____________________________________________________________________________________________________________________________

Ministry Expense
Agriculture, Food and Rural Affairs
   Time-Limited Assistance                                                     15.7         164.0        178.7          14.7
Education
   Teachers' Pension Plan(1)                                                   49.0         259.0        259.0             -
Energy and Infrastructure
   Capital Contingency Fund                                                       -         200.0        200.0             -
   Time-Limited Investments in Infrastructure                                     -       2,647.3      2,399.4        (247.9)
Environment
   One-Time Investments                                                        68.5             -            -             -
Finance
   One-Time Automotive Sector Support                                             -             -      4,000.0       4,000.0
   Ontario Municipal Partnership Fund                                         905.4         782.9        782.9             -
   Operating Contingency Fund                                                 250.0       3,210.0        752.0      (2,458.0)
   Power Purchases                                                            936.0         964.1        964.1             -
Government Services
   Pension and Other Employee Future Benefits                                 685.0         932.0        932.0             -
Municipal Affairs and Housing
   Time-Limited Investments - Social and Affordable Housing                       -         352.2        585.3         233.1
Research and Innovation
   One-Time Investments                                                           -          20.0         20.0             -
Training, Colleges and Universities
   Time-Limited Investments - Training, Colleges and Universities                 -         212.4        212.4             -
   Time-Limited Investments - Colleges' Net Expense                               -          77.3         77.3             -
____________________________________________________________________________________________________________________________
Total Other Expense                                                         2,909.6       9,821.1     11,363.1       1,542.0
____________________________________________________________________________________________________________________________
(1) Numbers reflect PSAB pension expense. Ontario's matching contributions to the plan are $1,070 million in 2008-09 and
    $1,249 million in 2009-10.
Note: Numbers may not add due to rounding.
____________________________________________________________________________________________________________________________

2009-10 INFRASTRUCTURE EXPENDITURES
____________________________________________________________________________________________________________________________

____________________________________________________________________________________________________________________________
($ Millions)                                                                                2009-10 Current Outlook
                                                                      ______________________________________________________
                                                         Total                                 Transfers
                                                    Infrastructure       Investment            and Other              Total
                                                     Expenditures        in Capital         Expenditures on      Infrastructure
Sector                                             2008-09 Interim         Assets           Infrastructure(1)     Expenditures
____________________________________________________________________________________________________________________________

Transportation
   Transit                                              1,204.0            1,316.0                 371.1             1,687.1
   Highway Construction                                 1,460.7            1,718.3                   0.0             1,718.3
   Windsor Gateway                                        157.3              186.9                  60.2               247.1
   Other Transportation(2)                                375.8              524.5                  51.5               576.0
Health
   Hospitals                                            1,753.2            2,542.8                   0.0             2,542.8
   Other Health                                           325.5              468.2                 166.4               634.6
Education
   School Boards                                        1,413.6            1,473.6                  30.0             1,503.6
   Colleges                                               276.6              239.9                   0.0               239.9
   Universities                                            50.0                0.0                 105.6               105.6
Water/Environment                                         285.4               37.1                 236.6               273.8
Municipal and Local Infrastructure(3)                     267.9               19.5                 459.0               478.5
Justice                                                   393.9              318.6                  37.1               355.6
Other                                                     572.5            1,066.1                 736.1             1,802.3
New Short-Term Stimulus Investments                         0.0              702.0               2,728.6             3,430.6
                                           _________________________________________________________________________________
Total                                                   8,536.3           10,613.5               4,982.2            15,595.7
Less: Other Partner Funding(4)                            706.5              501.0                   0.0               501.0
                                           _________________________________________________________________________________
Total Excluding Partner Funding                         7,829.8           10,112.5               4,982.2            15,094.7
Less: Flow-Throughs(5)                                    215.4              613.3               1,776.7             2,390.0
____________________________________________________________________________________________________________________________
TOTAL PROVINCIAL EXPENDITURE                            7,614.4            9,499.2               3,205.5            12,704.7
____________________________________________________________________________________________________________________________
(1) Mainly consists of transfers for capital purposes to municipalities and universities, and expenditures for capital repairs.
    These expenditures are included in the Province's total expense.
(2) Other Transportation includes planning activities, property acquisition, and other infrastructure programs
    (e.g., municipal/local roads, remote airports).
(3) Municipal and local water and wastewater infrastructure investments are included in the Water/Environment sector.
(4) Third-party contributions to capital investment in the consolidated sectors (schools, colleges and hospitals).
(5) Mostly federal government transfers for capital investments.
Note: Numbers may not add due to rounding.
____________________________________________________________________________________________________________________________

ONTARIO'S 2009-10 FINANCING PROGRAM
____________________________________________________________________________________________________________________________________

____________________________________________________________________________________________________________________________________
PROVINCE AND ONTARIO ELECTRICITY FINANCIAL CORPORATION
($ Millions)
____________________________________________________________________________________________________________________________________
                                                                                               2009-10
                                                         ___________________________________________________________________________
                                                                        Interim        Budget        Current        In-Year
                                                                        2008-09         Plan         Outlook         Change
____________________________________________________________________________________________________________________________________
Deficit / (Surplus)                                                       3,890        14,100         18,500          4,400
Non-Cash Adjustments                                                      1,917        (1,985)        (1,985)             -
Investment in Capital Assets                                              4,343         9,499          9,499              -
Net Loans / Investments                                                     946         1,862          1,733           (129)
Debt Maturities                                                          20,283        14,650         14,762            112
Debt Redemptions                                                            507           405            405              -
                                                         ___________________________________________________________________________
Total Funding Requirement                                                31,885        38,532         42,915          4,383
Canada Pension Plan Borrowing                                              (477)         (651)        (1,087)          (436)
Decrease / (Increase) in Short-Term Borrowing                            (5,500)       (3,035)        (3,035)             -
Increase / (Decrease) in Cash and Cash Equivalents                        2,815             -            417            417
____________________________________________________________________________________________________________________________________
TOTAL LONG-TERM PUBLIC BORROWING REQUIREMENT                             28,723        34,846         39,210          4,364
____________________________________________________________________________________________________________________________________
Note: Numbers may not add due to rounding.
____________________________________________________________________________________________________________________________________

____________________________________________________________________________________________________________________________________
BORROWING PROGRAM STATUS (AS AT JUNE 30, 2009)
($ Billions)
____________________________________________________________________________________________________________________________________
                                                                         Completed            Remaining               Total
                                                          __________________________________________________________________________
Province                                                                    16.3                 20.9                  37.2
Ontario Electricity Financial Corporation                                    0.8                  1.2                   2.0
____________________________________________________________________________________________________________________________________
TOTAL                                                                       17.1                 22.1                  39.2
____________________________________________________________________________________________________________________________________

•    Long-Term Public Borrowing completed as at June 30, 2009, totalled $17.1 billion as follows:

__________________________________________________________
                                              ($ Billions)
__________________________________________________________
Ontario Savings Bonds                                 1.1
Domestic Issues                                       6.8
Global/US Dollar/Other Issues                         9.2
                                        __________________
                                                     17.1
__________________________________________________________

•    The current  long-term  borrowing  for 2009-10 is  estimated  at $39.2 billion,  an increase of $4.4 billion  from $34.8  billion in the 2009
     Ontario Budget, reflecting the projected increase in the deficit.

•    The  $129  million  decrease  in  Net  Loans/Investments  is  due to a decrease  in the  non-deficit  portion of  industrial  support  loans, partially offset by the Province's loans to Infrastructure Ontario.

•    The  increase of $436 million in Canada  Pension Plan (CPP)  borrowing reflects additional CPP funding available to the Province.

•    The $112 million  increase in Debt  Maturities  reflects the impact of foreign  exchange rate  movements on the  Province's  debt.  While the foreign exchange rate is different, there is no fiscal impact.

•    The  Province  has elected to increase  Cash and Cash  Equivalents  to guard against continued uncertain conditions in financial markets.